United Rail, Inc.
9480 South Eastern Ave, Suite 205
Las Vegas, NV  89123

October 26, 2018

John Stickel
Justin Dobbie
Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: United Rail, Inc.
  Amendment No. 1 to
  Offering Statement on Form 1-A
  File No. 024-10913

Dear Mr. Stickel:

Kindly be advised that United Rail, Inc. (the "Company") respectfully requests that its Form 1-A filing on EDGAR of October 23, 2018 be hereby withdrawn.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Michael Barron
Michael Barron
Chief Executive Officer